EXHIBIT 99.3

CONSENT OF EXPERT

Reference is made to the feasibility study entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” with an effective date of March 9, 2020 (the “Report”).

I, Maureen Phifer, P.Eng., B.Sc., consent to the use of my name and references to the Report, or portions thereof, and to the inclusion or incorporation by reference of information derived from the Report, in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2020, (ii) Pretium Resources Inc.’s Registration Statements on Form S-8 (File Nos. 333-203409 and 333-213450) and (iii) Form F-10 (File No. 333-239214) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/Maureen Phifer
Maureen Phifer, P.Eng., B.Sc.

March 24, 2021